Match Group, Inc.

8300 Douglas Avenue, Suite 800

Dallas, TX 75225

November 16, 2015

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Gabriel Eckstein, Staff Attorney, Division of Corporation Finance

Re:                             Match Group, Inc.

Registration Statement on Form S-1

File No. 333-207472

Dear Jacobs and Mr. Eckstein:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Match Group, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-207472) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m. EST on November 18, 2015, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

Please contact Ante Vucic at (212) 403-1370 or Kendall F. Handler at (212) 403-1170 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either or both of them when this request for acceleration has been granted.

Very truly yours,

Match Group, Inc.

By:	/s/ Tanya Stanich
Name:	Tanya Stanich
Title:	Authorized Person

cc:	Wachtell, Lipton, Rosen & Katz
Ante Vucic
Kendall F. Handler